Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,
	2009	2008
	(000’s)	(000’s)
Earnings:
Income from continuing operations attributable to MDC Partners Inc.	$503	$2,084
Additions:
Income tax expense	3,373	6,415
Noncontrolling interest in income of consolidated subsidiaries	3,569	6,533
Fixed charges, as shown below	15,326	15,282
Distributions received from equity-method investees	139	68
	22,407	28,298
Subtractions:
Equity in income of investees	258	290
Noncontrolling interest in earnings of consolidated subsidiaries that have not incurred fixed charges	—	—
	258	290

Earnings as adjusted	$22,652	$30,092
Fixed charges:
Interest on indebtedness, expensed or capitalized	10,297	10,104
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	979	1,036
Interest within rent expense	4,050	4,142
Total fixed charges	$15,326	$15,282
Ratio of earnings to fixed charges	1.48	1.97